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                            June 1, 2023

       Brendan Maiorana
       Chief Financial Officer
       Highwoods Properties, Inc.
       Highwoods Realty Limited Partnership
       150 Fayetteville Street
       Suite 1400
       Raleigh, NC 27601

                                                        Re: Highwood
Properties, Inc.
                                                            Highwoods Realty
Limited Partnership
                                                            Form 10-Q for the
quarterly period ended March 31, 2023
                                                            File No. 001-13100
                                                            File No. 000-21731

       Dear Brendan Maiorana:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-Q for the quarterly period ended March 31, 2023

       Notes to Condensed Consolidated Financial Statements
       11. Subsequent Events, page 25

   1. We note your disclosure on page 17 that as of March 31, 2023, your risk of loss with respect to the McKinney
& Olive joint venture was $165.6 million, which represents the carrying value of your
investment balance and includes $80.0 million of preferred equity that you funded to the
joint venture. We further note your disclosure on page 25 that on
                                                        April 21, 2023, you
received $40.0 million of net proceeds upon the full redemption of your $80.0 million
short-term preferred equity investment in the McKinney & Olive joint venture. As it appears
that you only received $40.0 million for your $80.0 million
                                                        investment, please tell
us when/if you plan to receive the remaining $40.0 million or if you have considered the
need for impairment at March 31, 2023. Within your response,
 Brendan Maiorana
Highwoods Properties, Inc.
June 1, 2023
Page 2
         please reference the authoritative accounting literature management relied upon.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
with any questions.



FirstName LastNameBrendan Maiorana                            Sincerely,
Comapany NameHighwoods Properties, Inc.
                                                              Division of
Corporation Finance
June 1, 2023 Page 2                                           Office of Real
Estate & Construction
FirstName LastName